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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sight Resource Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

82655N105

(CUSIP Number)

John B. Watkins, Wilmer, Cutler & Pickering, 2445 M Street, N.W., Washington,
D.C.20037, Tele: 202-663-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (Continued on following pages)

SEC 1746 (12-5-02)	Potential persons who are to respond to the collection of information contained in this form are not required to resopnd unless the form display a currently valid OMB control number.

CUSIP No. 82655N105	PAGE 1 of 10 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Carlyle Venture Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Cayman Islands, British West Indies

	7.	Sole Voting Power 5,455,541
Number of
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each
Reporting	9.	Sole Dispositive Power 5,455,541
With

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,455,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 82655N105	PAGE 2 of 10 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

C/S Venture Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Cayman Islands, British West Indies

	7.	Sole Voting Power 1,114,150
Number of
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each
Reporting	9.	Sole Dispositive Power 1,114,150
With

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,150

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 82655N105	PAGE 3 of 10 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Carlyle U.S. Venture Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power 723,548
Number of
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each
Reporting	9.	Sole Dispositive Power 723,548
With

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 723,548

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 82655N105	PAGE 4 of 10 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Carlyle Venture Coinvestment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power 438,952
Number of
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each
Reporting	9.	Sole Dispositive Power 438,952
With

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,952

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) OO Limited Liability Company

SCHEDULE 13D (CONTINUED)	PAGE 5 OF 10

Pursuant to Rule 13d-2(a) of Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons (as hereafter defined) hereby amend their Schedule 13D dated November 25, 1997 and filed with the Securities and Exchange Commission (the “SEC”) on December 5, 1997 (the “Schedule 13D”) as amended by the Amendment No. 1 to Schedule 13D dated May 6, 2002 and filed with the SEC on May 9, 2002 and the Amendment No.2 to Schedule 13D dated December 31, 2002 and filed with the SEC on January 3, 2003, relating to the common stock, par value $.01 per share (“Common Stock”), of Sight Resource Corporation, a Delaware corporation (the “Issuer”).

ITEM 4. PURPOSE OF TRANSACTION.

               Item 4(a) of the Schedule 13D is hereby amended as follows:

               (a) The disposition by the Reporting Persons of securities of the Issuer, as follows:

               (i) On September 17, 2003, the Reporting Persons sold the following number of shares of Common Stock of the Issuer for $0.20 per share pursuant to the Put Agreement described in paragraph (ii) below: (A) CVP, 1,646,311 shares of Common Stock, (B) C/S, 336,215 shares of Common Stock, (C) CUS, 218,344 shares of Common Stock, and (D) CVC, 132,463 shares of Common Stock.

               (ii) On December 31, 2002, Carlyle Venture Partners, L.P. (“CVP”), C/S Venture Investors, L.P. (“C/S”), Carlyle U.S. Venture Partners, L.P. (“CUS”) and Carlyle Venture Coinvestment, L.L.C. (“CVC” and together with CVP, C/S and CUS, the “Reporting Persons”) entered into a Put and Right of First Refusal Agreement dated as of December 31, 2002 (the “Put Agreement”), with Mr. Dino Tabacchi and La Sesta S.A., a Luxembourg corporation, that is an affiliate of Mr. Marco Brustio, whereby, the Reporting Persons were granted the right to require Mr. Tabacchi and La Sesta S.A. or their permitted assigns, to purchase from the Reporting Persons an aggregate of up to 7,000,000 shares of Common Stock of the Issuer held by them at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. The Put Agreement granted each Reporting Person the right to sell, the following number of shares of Common Stock: (i) CVP, up to 4,938,935 shares of Common Stock, (ii) C/S, up to 1,008,646 shares of Common Stock, (iii) CUS, up to 655,032 shares of Common Stock, and (iv) CVC, up to 397,387 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               Item 5(a) of the Schedule 13D is hereby amended as follows:

               (a) The following Table summarizes the beneficial ownership of each Reporting Person of all securities of the Issuer on September 17, 2003, (after giving effect to the sale of shares of Common Stock pursuant to the Put Agreement on September 17, 2003).

Reporting Persons (1)	Common Stock	Percentage of Ownership on a Common Stock
		Basis as of Septembe 17, 2003 (2)

CVP	5,455,541	10.6%

C/S	1,114,150	2.2%

CUS	723,548	1.4%

CVC	438,952	0.9%

SCHEDULE 13D (CONTINUED)	PAGE 6 OF 10

(1) Ryan Schwarz, a director of the Issuer, is a non-managing member of CVC, and is a Principal of affiliates of the Reporting Persons and TCG Ventures, L.L.C., a Delaware limited liability company (“TCG”), which is the general partner of CUS and the managing member of CVC, and TCG Ventures Ltd., a Cayman Islands corporation (“TCG Ltd.”), which is the general partner of CVP and C/S. Each Reporting Person, TCG and TCG Ltd. and Mr. Schwarz disclaim that they are a “group” for purposes of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose. Each Reporting Person, TCG and TCG Ltd. disclaims beneficial ownership of all Securities deemed directly or indirectly beneficially owned by the other Reporting Persons or their respective affiliates. Mr. Schwarz disclaims beneficial ownership of all Securities of the Issuer directly or indirectly beneficially owned by the Reporting Persons or their respective affiliates, including TCG and TCG Ltd., other than with respect to his pecuniary interest therein. This Amendment No. 3 to Schedule 13D shall not be deemed an admission that Mr. Schwarz is the beneficial owner of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

(2) Percentage of Ownership is calculated based on an aggregate of 51,432,261 shares of Common Stock of the Issuer outstanding as of September 15, 2003, plus, in the case of: (i) CVP, 705,562 shares of Common Stock; (ii) C/S, 144,092 shares of Common Stock; (iii) CUS, 93,576 shares of Common Stock; and (iv) CVC, 56,770 shares of Common Stock, in each case issuable upon exercise of outstanding Warrants held by the Reporting Persons exercisable within 60 days.

               Item 5(c) of the Schedule 13D is hereby amended as follows:

               (c) On September 17, 2003, the Reporting Persons sold the following number of shares of Common Stock of the Issuer for $0.20 per share pursuant to the Put Agreement: (A) CVP, 1,646,311 shares of Common Stock, (B) C/S, 336,215 shares of Common Stock, (C) CUS, 218,344 shares of Common Stock, and (D) CVC, 132,463 shares of Common Stock.

SCHEDULE 13D (CONTINUED)	PAGE 7 OF 10

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of September 19, 2003, by and among CVP, C/S, CUS and CVC

SCHEDULE 13D (CONTINUED)	PAGE 8 OF 10

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2003

CARLYLE VENTURE PARTNERS, L.P., a Cayman Islands exempted limited partnership

By: TCG Ventures, Ltd., as the General Partner

By: /s/ Robert Grady Name: Robert Grady Title: Managing Director

C/S VENTURE INVESTORS, L.P., a Cayman Islands exempted limited partnership

By: TCG Ventures, Ltd., as the General Partner

By: /s/ Robert Grady Name: Robert Grady Title: Managing Director

CARLYLE U.S. VENTURE PARTNERS, L.P., a Delaware limited partnership

By: TCG Ventures, L.L.C., as the General Partner

By: /s/ Robert Grady Name: Robert Grady Title: Managing Director

CARLYLE VENTURE COINVESTMENT, L.L.C., a Delaware limited liability company

By: TCG Ventures, L.L.C., as the Managing Member

By: /s/ Robert Grady Name: Robert Grady Title: Managing Director

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Securities and Exchange Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D (CONTINUED)	PAGE 9 OF 10 PAGES

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of September 19, 2003, by and among CVP, C/S, CUS and CVC